As filed with the Securities and Exchange Commission on March 13, 2024

Registration No. 333-276093

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Homology Medicines, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	47-3468154
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Patriots Park

Bedford, MA 01730

(781) 327-2633

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul Alloway, Ph.D.

President and Chief Operating Officer

One Patriots Park

Bedford, MA 01730

(781) 327-2633

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter N. Handrinos

Leah R. Sauter

Elisabeth M. Martin

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

(617) 948-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No.  1 (this “Amendment”) to the Registration Statement on Form S-4 of Homology Medicines, Inc. (File No. 333-276093), initially filed on December 18, 2023 and declared effective by the Securities and Exchange Commission on February 14, 2024 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file the consent of Deloitte & Touche LLP with respect to its report dated March 12, 2024 relating to the financial statements of Homology Medicines, Inc. contained in its Annual Report on Form 10-K for the year ended December 31, 2023 and included in the Prospectus Supplement No. 1 dated March 13, 2024 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford, Commonwealth of Massachusetts, on this 13th day of March, 2024.

Homology Medicines, Inc.

By:	/s/ Paul Alloway, Ph.D.
Paul Alloway, Ph.D.
President and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ Paul Alloway, Ph.D.	President, Chief Operating Officer and Secretary (Principal Executive Officer)	March 13, 2024
Paul Alloway, Ph.D.
/s/ Charles Michaud, Jr.	Vice President, Corporate Controller and Treasurer (Principal Financial and Accounting Officer)	March 13, 2024
Charles Michaud, Jr.
*	Chairman of the Board of Directors	March 13, 2024
Arthur O. Tzianabos, Ph.D.
*	Lead Independent Director	March 13, 2024
Jeffrey V. Poulton
*	Director	March 13, 2024
Steven Gillis, Ph.D.
*	Director	March 13, 2024
Matthew R. Patterson
*	Director	March 13, 2024
Alise S. Reicin, M.D.
*	Director	March 13, 2024
Mary Thistle

*By:	/s/ Paul Alloway, Ph.D.
Name:	Paul Alloway, Ph.D.
Title:	Attorney-in-Fact